

April 19, 2013

Via E-mail
Megan Parisi
The Stilwell Group
111 Broadway, 12th Floor
New York, NY 10006

Re: **HopFed Bancorp, Inc.**
      Supplemental Soliciting Materials on Schedule 14A
      Filed April 10, 2013 by Stilwell Value Partners I, L.P., et al.
      Response dated April 12, 2013
      File No. 000-23667

Dear Ms. Parisi:

We have reviewed your response letter dated April 12, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Supplemental Soliciting Materials Filed on April 10, 2013

1.   We note your response to prior comment 2 in our letter dated April 11, 2013. In future supplemental soliciting materials, please qualify your discussion of the "mandate" that your nominee will have by including the information provided in your response. Alternatively, you may qualify such discussion by reminding shareholders that Mr. Bolton does not have specific plans for HopFed and will not represent a majority of the board.

Please contact David Lin, Attorney-Advisor, at (202) 551-3552 or David L. Orlic, Special Counsel, Office of Mergers and Acquisitions, at (202) 551-3503 with any questions. If you require further assistance, you may contact me at (202) 551-3419.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel
Office of Financial Services

cc: Via E-mail
        Spencer L. Schneider, Esq.